Contact

maggie@bluewirepods.com

www.linkedin.com/in/maggie-lanter-clifton (LinkedIn)

Top Skills

Marketing Strategy

Microsoft Office

Marketing

Maggie (Lanter) Clifton

Founding Team Member @ Blue Wire Podcasts

Scottsdale, Arizona, United States

Experience

Blue Wire

3 years 7 months

Senior Vice President Business Development
November 2021 - Present (1 year 11 months)

Vice President Business Development
March 2020 - November 2021 (1 year 9 months)

Wasserman

5 years 10 months

Senior Manager, Brands
February 2019 - March 2020 (1 year 2 months)
Los Angeles, California, United States

Manager, Brands
January 2017 - March 2020 (3 years 3 months)
Los Angeles, California, United States

Associate Manager, Brands
October 2014 - January 2017 (2 years 4 months)
Los Angeles, California, United States

Consulting Intern
June 2014 - October 2014 (5 months)
Los Angeles, California, United States

Education

University of Southern California

Bachelor's Degree, Business Administration